UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-208238) of Teva Pharmaceutical Industries Limited and in the prospectus contained therein, and the prospectus supplements relating thereto, to the extent not superseded by documents or reports subsequently filed with the Securities and Exchange Commission.

As previously disclosed by Teva Pharmaceutical Industries Limited (the “Company”), Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several underwriters listed in Schedule I to those certain underwriting agreements, dated December 2, 2015 (the “Underwriters”), exercised the Underwriters’ options to purchase an additional 5,400,000 American Depositary Shares and an additional 337,500 7.00% Mandatory Convertible Preferred Shares of the Company to cover overallotments. The closing of such purchases occurred on January 6, 2016.

The legality opinion of Tulchinsky Stern Marciano Cohen Levitski & Co. as to matters of Israeli law is attached hereto as Exhibit 5.1 and is incorporated herein by reference. The legality opinion of Willkie Farr & Gallagher LLP as to matters of New York law is attached hereto as Exhibit 5.2 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group EVP & CFO

Date: January 6, 2016

EXHIBIT INDEX

Exhibit	Description of Exhibit
Exhibit 5.1	Opinion of Tulchinsky Stern Marciano Cohen Levitski & Co. (Israeli law).

Exhibit 5.2	Opinion of Willkie Farr & Gallagher LLP (New York law).

Exhibit 23.1	Consent of Tulchinsky Stern Marciano Cohen Levitski & Co. (included in Exhibit 5.1).

Exhibit 23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2).